Via EDGAR and Facsimile Securities and Exchange Commission 100 F Street, N.E.	Patni Computer Systems Ltd. Akruti, MIDC Cross Road No 21 Andheri (E) Mumbai — 400 093 India TEL: +91 22 6693 0500 FAX: +91 22 6693 0211 www.patni.com

Washington, D.C, 20549

Date: April 14, 2009

Attention:	Craig Wilson- Senior Assistant Chief Accountant
Mathew Crispino — Staff Attorney
Barbara Jacobs — Assistant Director
Patrick Gilmore- Staff Accountant

Re:	Patni Computer Systems Limited
Form 20-F for the year ended December 31, 2007
Filed June 26, 2008
File No. 1-32692
Comment letter dated April 2, 2009

Ladies and Gentlemen:

We express our appreciation for your review of our response letter dated March 13, 2009 filed with the Securities and Exchange Commission (the “Commission”). We submit this letter in response to the additional comments from the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated April 2, 2009.

In this letter, for the Staff’s convenience, we have recited the comments from the Staff in italicized type and have followed each comment with our response.

Form 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Item 6 — Directors, Senior Management and Employees

6A. Directors, Senior Management and Employees — page 67

1.                                      We note your response to prior comment 5. Please tell us what consideration you gave to disclosing the reasons for Mr Havaldar acting as an alternate director for Mr. Grabe.

We respectfully submit to the Staff that Mr. William Grabe is the Nominee Director of General Atlantic, one of our largest shareholders. Mr Grabe, not being a full-time resident of India, would not be able to attend all the board meetings of the Company which are held in India. Mr Abhay Havaldar who is based in Mumbai (India) heads the General Atlantic South-East Asia investment initiatives.

Thus, as mentioned earlier in our response to prior comment 5 in letter dated March 13, 2009, pursuant to Section 313 of the Indian Companies Act, 1956, our Board, on the request of Mr. Grabe, has appointed Mr. Abhay Havaldar as an Alternate Director to act for Mr. Grabe during his absence at the board meetings of the Company.

Accordingly, Mr. Abhay Havaldar is presently acting and also has acted in the past as an Alternate Director for Mr. William Grabe, the Original Director.

REGISTERED OFFICE: S-1 A, Irani Market Compound, Yerawada, Pune - 411 006. India. TEL: +91 20 2669 3457 FAX+91 20 2669 3859

Item 10. Additional Information

Governance, Standards for Listed Companies — page 86

2.                                      We note in your response to prior comment 7. We presume that in future filings you will provide a similar level of disclosure regarding the differences between your corporate governance practices and the requirements of the NYSE.

We hereby confirm that the Company will provide a similar level of disclosure regarding the differences between our corporate governance practices and the requirements of the NYSE in our future filings.

Item 18. Financial Statements

Note 8 Other Assets — page F-25

3.                                      We note in your response to prior comment 10 that your leasehold land asset relates to plots of land you have acquired on lease used to construct development facilities. Clarify the terms and the accounting for these leases. In this regard, clarify if the title to the land must be transferred to you at the end of the lease.

We respectfully submit to the Staff the terms of the leasehold land acquired during the year 2007 as below:

Location	Amount paid	Lease Term	Lease commencement date
Pune – Hinjewadi	Rs 297.8 m ($7.6m)	95 years	July 22, 2007
Kolkata	Rs 121.8 m ($3.3m)	99 years	April 12, 2007
Noida – SEZ	Rs14.0 m ($0.4m)	15 years	January 24, 2007

As per the criteria mentioned under paragraph 25 of SFAS 13- Accounting for leases, the above leases are classified as operating leases since the ownership of the property is not transferred to us by the end of the lease term and there is no bargain purchase option in the lease agreements.

Consequently, the amount above which is paid at the inception of the lease by the Company is capitalized under “Other Assets” and is amortized over the original lease term on a straight-line basis.

Note 17 — Employee Stock Compensation Plans — page F-32

4.                                      We have reviewed your response to prior comment 11 and note your reason for the change in valuation models for options granted after April 1, 2007. However, your current disclosure does not comply with the guidance in Question 3 of SAB 107 to include disclosures in the financial statement footnotes regarding the basis in the change in technique or model. Tell us how you intend to comply with the guidance in Question 3 of SAB 107 to include such disclosures.

We respectfully submit to the Staff that we will include the following disclosure in our future filings with the Commission:

Effective April 1, 2007, an amendment has been made to Indian Income Tax Act 1961 subjecting specified securities allotted or transferred by an employer to its employees to a Fringe Benefit Tax (FBT). The liability to pay FBT by the employer arises at the time of allotment of the securities, consequent to exercise of the option by the employees and is calculated on the difference between the fair value of the underlying share on the date of vesting and the exercise price paid by the employee based on the corporate tax rate. The FBT arising from such allotment of securities is recovered by us from our employees. Thus, we consider it to be appropriate to use the Binomial valuation model to compute the value for options granted after April 1, 2007 to our employees in India as it produces an estimated fair value based on assumed changes in the prices of a financial instrument over successive periods of time. The model was used for only 53,000 options out of the total of a 425,000 options granted during the year ended December 31, 2007.

Note 18: Income Tax — page F-36

5.                                      We note in your response to prior comment 12 that you include pre-tax income from your U.S Branch as part of your India taxable income in your disclosure on page F-36. Tell us how you considered including the U.S. Branch’s taxable income as a part of your foreign taxable income in your disclosure. In this regard, the Company is required to disclose the components of pretax income as either foreign or domestic with foreign income defined as income generated from a foreign registrant’s foreign operations (i.e. operations that are located outside the registrant’s home country). Furthermore, income taxed by a foreign jurisdiction is foreign income. Refer to Rule 4-08(h) of Regulation S-X.

We respectfully acknowledge and submit to the Staff that we will include the taxable income for the U.S. branch as part of the foreign taxable income of the Company in our future filings with the Commission.

     In connection with our response we acknowledge that:

•                  the information provided in response to the Staff’s comments has been supplied by the Company, which is responsible for the adequacy and accuracy of the information as well as the disclosure in the filing;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or comments, please do not hesitate to contact me at +1 (408) 838 6717 or our outside counsel, Hogan & Hartson LLP, attention Marcia Wiss (tel: +1 (202) 637-5429) or Peter Kohl (tel: +44 20 7367 0253).

Sincerely,

/s/ SURJEET SINGH

Surjeet Singh
Chief Financial Officer
cc:	Balasubramanian Sundaresan
Peter Kohl
Marcia Wiss